SPECIAL MEETING OF SHAREHOLDERS
On May 30, 2003, a Special Meeting of Shareholders for Evergreen Small Cap Value Fund was held to consider a number of proposals. On February 28, 2003, the record date for the meeting, the Fund had $593,618,793 of net assets outstanding of which $258,198,206 (or 43.50%) of net assets were represented at the meeting.

Proposal 1 - The proposed reorganization of Evergreen Small Cap Value Fund into Evergreen Special Values Fund, a series of Evergreen Select Equity Trust, a
Delaware statutory trust:
                  Net assets voted For       $247,862,743
                  Net assets voted Against      4,701,987
                  Net assets voted Abstain      5,633,476

Proposal 2 - To consider and vote upon such other matters as may properly come before said meeting or adjournment thereof:
                        Net assets voted For $119,738,511
                        Net assets voted Against 8,311,074
                        Net assets voted Abstain 130,148,621